UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Cyalume Technologies Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

92241V107
(CUSIP Number)

Andrew Intrater Cova Small Cap Holdings LLC Citigroup Center 601 Lexington Avenue, 58th Floor New York, New York 10022
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

With a copy to: Joshua N. Korff Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022

August 11, 2009
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of  Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 92241V107	Schedule 13D	Page 2 of 13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Cova Small Cap Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,826,721 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,826,721 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,826,721 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.0%*
14	TYPE OF REPORTING PERSON (See Instructions) OO

*
Calculated based on 15,321,775 shares of Cyalume Technologies Holdings, Inc.’s Common Stock, par value $.001 per share, outstanding as of May 12, 2009, as reported in Cyalume Technologies Holdings, Inc.’s quarterly report on Form 10-Q filed on May 13, 2009.

CUSIP No. 92241V107	Schedule 13D	Page 3 of 13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Andrew Intrater
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,826,721 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,826,721 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,826,721 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.0%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*
Calculated based on 15,321,775 shares of Cyalume Technologies Holdings, Inc.’s Common Stock, par value $.001 per share, outstanding as of May 12, 2009, as reported in Cyalume Technologies Holdings, Inc.’s quarterly report on Form 10-Q filed on May 13, 2009.

CUSIP No. 92241V107	Schedule 13D	Page 4 of 13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Renova US Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,826,721 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,826,721 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,826,721 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.0%*
14	TYPE OF REPORTING PERSON (See Instructions) HC

*
Calculated based on 15,321,775 shares of Cyalume Technologies Holdings, Inc.’s Common Stock, par value $.001 per share, outstanding as of May 12, 2009, as reported in Cyalume Technologies Holdings, Inc.’s quarterly report on Form 10-Q filed on May 13, 2009.

CUSIP No. 92241V107	Schedule 13D	Page 5 of 13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Columbus Nova Investments IV Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,826,721 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,826,721 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,826,721 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.0%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*
Calculated based on 15,321,775 shares of Cyalume Technologies Holdings, Inc.’s Common Stock, par value $.001 per share, outstanding as of May 12, 2009, as reported in Cyalume Technologies Holdings, Inc.’s quarterly report on Form 10-Q filed on May 13, 2009.

CUSIP No. 92241V107	Schedule 13D	Page 6 of 13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) CN Special Opportunity Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,826,721 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,826,721 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,826,721 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.0%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*
Calculated based on 15,321,775 shares of Cyalume Technologies Holdings, Inc.’s Common Stock, par value $.001 per share, outstanding as of May 12, 2009, as reported in Cyalume Technologies Holdings, Inc.’s quarterly report on Form 10-Q filed on May 13, 2009.

CUSIP No. 92241V107	Schedule 13D	Page 7 of 13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) CN Credit Opportunities Fund 2007-1 Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,826,721 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,826,721 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,826,721 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.0%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*
Calculated based on 15,321,775 shares of Cyalume Technologies Holdings, Inc.’s Common Stock, par value $.001 per share, outstanding as of May 12, 2009, as reported in Cyalume Technologies Holdings, Inc.’s quarterly report on Form 10-Q filed on May 13, 2009.

CUSIP No. 92241V107	Schedule 13D	Page 8 of 13

This Statement on Schedule 13D/A relates to the common stock, par value $0.001 per share (“Common Stock”) of Cyalume Technologies Holdings, Inc., a Delaware corporation (formerly known as Vector Intersect Security Acquisition Corp.) (the “Issuer” or “Vector”).  This Statement on Schedule 13D/A is being filed by: Cova Small Cap Holdings LLC, a Delaware limited liability company (“Cova”), Andrew Intrater, an individual United States citizen (“Intrater”), Renova US Holdings Ltd., a Bahamas corporation (“Renova”), Columbus Nova Investments IV Ltd., a Bahamas corporation (“Nova IV”), CN Special Opportunity Fund Ltd., a Bahamas corporation (“CN Fund”) and CN Credit Opportunities Fund 2007-1 Ltd., a Cayman Islands corporation (“CN 2007-1 Fund”).

We refer to Cova, Intrater, Renova, Nova IV, CN Fund and CN 2007-1 Fund collectively as the “Reporting Persons” and to each individually as a “Reporting Person”.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.  The Schedule 13D originally filed on December 29, 2008 and amended by Amendments No. 1 and No.2  is hereby amended as follows:

Item 4.	Purpose of the Transaction

Item 4 of this Schedule 13D is amended to include the following:

One August 7, 2009, the Reporting Persons sold 500,000 shares of Common Stock of the Issuer for $3.50 per share.

CUSIP No. 92241V107	Schedule 13D	Page 9 of 13

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

The information set forth in Item 4 above is hereby incorporated by reference into this Item 5.  As of August 11, 2009, Cova directly beneficially owns an aggregate of 3,826,721 shares of Common Stock, or approximately 25.0% of the Common Stock then outstanding, and due to the relationships described below, each of the other Reporting Persons may be deemed to beneficially own such shares.

(a) and (b)

(1)
Cova directly beneficially owns 3,826,721 shares of Common Stock, constituting approximately 25.0% of the Common Stock outstanding as of August 11, 2009.  Cova has shared voting power and shared investment power with respect to all the shares of Common Stock referred to in the previous sentence.

(2)
Intrater, as chief executive officer of Cova, may be deemed to beneficially own 3,826,721 shares of Common Stock, constituting approximately 25.0% of the Common Stock outstanding as of August 11, 2009. Intrater may be deemed to have shared voting power and shared investment power with respect to all the shares of Common Stock referred to in the previous sentence.

(3)
Renova, as the sole equityholder of Cova, may be deemed to beneficially own 3,826,721 shares of Common Stock, constituting approximately 25.0% of the Common Stock outstanding as of August 11, 2009. Renova may be deemed to have shared voting power and shared investment power with respect to all the shares of Common Stock referred to in the previous sentence.

(4)
Nova IV, as the sole equityholder of CN Fund, which is a parent of Cova, may be deemed to beneficially own 3,826,721 shares of Common Stock, constituting approximately 25.0% of the Common Stock outstanding as of August 11, 2009. Nova IV may be deemed to have shared voting power and shared investment power with respect to all the shares of Common Stock referred to in the previous sentence.

(5)
CN Fund, as the sole equityholder of CN 2007-1 Fund, which is a parent of Cova may be deemed to beneficially own 3,826,721 shares of Common Stock, constituting approximately 25.0% of the Common Stock outstanding as of August 11, 2009. CN Fund may be deemed to have shared voting power and shared investment power with respect to all the shares of Common Stock referred to in the previous sentence.

CUSIP No. 92241V107	Schedule 13D	Page 10 of 13

(6)
CN 2007-1 Fund, as the sole equityholder of Cova, may be deemed to beneficially own 3,826,721 shares of Common Stock, constituting approximately 25.0% of the Common Stock outstanding as of August 11, 2009. CN 2007-1 Fund may be deemed to have shared voting power and shared investment power with respect to all the shares of Common Stock referred to in the previous sentence.

Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any Common Stock referred to in this Statement on Schedule 13D for the purposes of Section 13(d) of the Act or for any other purpose, and, except as otherwise expressly stated herein, such beneficial ownership is expressly disclaimed.

(c)           To the best knowledge of the Reporting Persons, except for the transactions described in this Schedule 13D, none of the Reporting Persons has effected any transactions in the securities of the Issuer during the past 60 days.

(d)           Except as stated in this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the 3,826,721 shares of Common Stock held by Cova.

(e)           Not applicable.

CUSIP No. 92241V107	Schedule 13D	Page 11 of 13

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated January 20, 2009, by and among the Reporting Persons.*

*Previously filed.

CUSIP No. 92241V107	Schedule 13D	Page 12 of 13

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 11, 2009

COVA SMALL CAP HOLDINGS LLC

By:	/s/ Andrew Intrater
Name: Andrew Intrater Title: Chief Executive Officer

CN CREDIT OPPORTUNITIES FUND 2007-1 LTD.

By:	/s/ Andrew Intrater
Name: Andrew Intrater Title: Attorney-in-Fact

CN SPECIAL OPPORTUNITY FUND LTD.

By:	/s/ Andrew Intrater
Name: Andrew Intrater Title: Attorney-in-Fact

COLUMBUS NOVA INVESTMENTS IV LTD.

By:	/s/ Andrew Intrater
Name: Andrew Intrater Title: Attorney-in-Fact

RENOVA US HOLDINGS LTD.

By:	/s/ Andrew Intrater
Name: Andrew Intrater Title: Attorney-in-Fact

/s/ Andrew Intrater
Name: Andrew Intrater

CUSIP No. 92241V107	Schedule 13D	Page 13 of 13

Index of Exhibits

Exhibit 1	Joint Filing Agreement, dated January 20, 2009, by and among the Reporting Persons.*

*Previously filed.